U.S. SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549	OMB Number: 3235-0058
Expires: February 28, 2022
FORM 12b-25	Estimated average burden hours per response . . . 2.50

Notification of Late Filing	SEC File Number 000-52828
CUSIP Number 25386D 10 2

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended December 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended ___________________

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________

PART I - REGISTRANT INFORMATION

Digital Development Partners, Inc.
Full Name of Registrant

Former Name, if Applicable

3505 Yucca Drive, Suite 104
Address of Principal Executive Office (Street and Number)

Flower Mound, Texas 75028
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K cannot be filed without unreasonable effort or expense within the prescribed time period because management requires additional time to compile and verify the data required to be included in the report.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

William E. Sluss	(833)	223-4204
(Name)	(Area Code)	(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes     ☐ No

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Digital Development Partners, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DIGITAL DEVELOPMENT PARTNERS, INC.

Date: March 30, 2021	By:	/s/ WILLIAM E. SLUSS
William E. Sluss
Chief Financial Officer
(Principal Financial Officer)

ATTACHMENT PART IV, ITEM 3

It is expected that significant changes will be reported for the year ended December 31, 2020, compared to the year ended December 31, 2019. The primary reason for such changes is Registrant’s exiting “shell company” status upon its acquisition of Black Bird Potentials Inc., effective January 1, 2020. For the year ended December 31, 2020, Registrant expects to report sales revenues of approximately $75,000 and a net loss of approximately $500,000.

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